UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE EFFECTS OF THE TOHOKU PACIFIC EARTHQUAKE

On March 15, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the effects on NTT Group resulting from the Tohoku Pacific Earthquake that occurred on March 11, 2011. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 15, 2011

March 15, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding the Effect of the Tohoku Pacific Earthquake

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces the effect on NTT Group resulting from the Tohoku Pacific Earthquake that occurred on March 11, 2011, as follows.

1.	Group overview

(1)	Nippon Telegraph and Telephone East Corporation (“NTT East”) (As of 5 p.m., March 14, 2011, JST)

<Confirmation status of the impact on communication facilities>

The following services are currently unavailable in areas centered on Miyagi and Iwate.

Total
		Battery drainage from commercial blackout. Impact of fuel exhaustion of emergency power generators (60 buildings)*2	Impact of equipment failure, etc.
Telephone subscriber lines	Approx. 566,000 circuits	Approx. 295,900 circuits	Approx. 270,100 circuits
FLET’S ADSL	Approx. 78,300 circuits	Approx. 26,200 circuits	Approx. 52,100 circuits
ISDN, FLET’S ISDN	Approx. 56,700 circuits	Approx. 31,400 circuits	Approx. 25,400 circuits
FLET’S Hikari	Approx. 216,300 circuits	Approx. 84,500 circuits	Approx. 131,800 circuits
Hikari Denwa	Approx. 147,300 circuits	Approx. 62,100 circuits	Approx. 85,300 circuits
Leased circuits*1	Approx. 7,110 circuits	Approx. 7,110 circuits	—

Notes:

*1.	A circuit service (including Business Ether) used mainly by corporate customers that is connected by specifying the ground (building).
*2.

Even for buildings that suffered a loss of commercial power supply and are currently receiving power through relief efforts*[3], there is a possibility going forward of further expanded service discontinuations because of the power supply loss due to battery drainage and the exhaustion of fuel for emergency power generators and mobile power-supply cars inside the building. Currently, NTT East is earnestly working on transporting mobile power-supply cars and procuring and carrying fuel.

*3.	Buildings that suffered a loss of commercial power supply that are currently receiving power through relief efforts.

Relief methods	Number of buildings
Battery	263
Power feeding and relief by emergency power generators inside the building	9
Power feeding and relief by mobile power-supply cars	48
Total	320

In addition, 14 of NTT West’s 29 mobile power-supply cars have arrived in Sendai and Ibaraki and have gradually begun power generation. Also, 46 portable satellites, among other vehicles (including 11 boarding-type cars), are on their way to Sendai, Morioka and Koriyama, among other destinations (2 vehicles already installed; 2 vehicles currently being installed). The above vehicles will be operated as necessary upon arrival.

<Free public phone service in operation>

Existing public telephones can be used free of charge in all of eastern Japan*.

*	17 prefectures that are located to the east of, and including, Niigata, Nagano, Yamanashi and Kanagawa.

Other than the public telephones noted above, special public telephones (free of charge) are also installed as follows.

Prefecture name	Numbers installed
Fukushima	57
Miyagi	127
Iwate	34
Ibaraki	89
Nagano	8
Total	315

(2)	NTT Communications Corporation (As of 11 a.m., March 15, 2011, JST)

<Affected service areas>

•	Telephone service

Telephone service for corporate customers (Hikari Line (Arcstar Direct)) is currently unavailable in some areas, mainly in the Tohoku region. (Approximately 500 circuits)

•	Data communication service for corporate customers, etc.

IP-VPN and e-VLAN, among other services, are currently unavailable in parts of the Tohoku region. (Approximately 3,000 circuits)

International Leased Circuit is unavailable in some areas. (Approximately 50 circuits)

INS-P is unavailable in parts of the Tohoku Region. (Approximately 2,100 circuits)

(3)	NTT DOCOMO, INC. (“DOCOMO”) (As of 10 a.m., March 15, 2011, JST)

<Communication services>

•	Affected areas

Currently, DOCOMO is aware that services have been impacted in the following regions:

Parts of the Tohoku Region (Miyagi, Fukushima, Iwate, Aomori, Yamagata and Akita prefectures)

Parts of the Kanto Region (Tokyo, Kanagawa, Chiba, Ibaraki and Tochigi prefectures)

•	Communication facilities

Due to the interruption of services caused by power outages and other conditions, voice calls and data communication services are currently unavailable in parts of the Tohoku and Kanto Regions (2,470 base stations unavailable).

Voice calls on the “FOMA” 3G network are experiencing connection difficulties due to heavy traffic, especially in the Tohoku Region.

<Assistance for disaster-relief activities>

•	DOCOMO is lending satellite and regular mobile phones to government bodies and the Japan Ground Self-Defense Force to support their communication needs.

2.	Future forecasts

The damage and impact of this earthquake on NTT’s consolidated business results is currently unknown. We will make a separate announcement if we expect a material impact on our consolidated business results.

For further inquiries, please contact:
Takayuki Kimura or Yusuke Koizumi
Investor Relations Office
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589